EXHIBIT 77C - The Malaysia Fund, Inc.


The Malaysia Fund, Inc. July 24, 2012


(1) Election of Directors

	    Michael Bozic      Michael F. Klein     W. Allen Reed
For	    4,011,041	          4,017,891	       4,016,171
Withheld    1,779,656	          1,772,806	       1,774,526


(2) To consider and act upon a proposal to liquidate and dissolve the Fund

For		    3,773,931
Withheld	    82,032
Abstain		    60,327
Broker Non-Vote	    1,874,406